Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of Trident Digital Tech Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six months ended June 30, 2026, furnished as Exhibit 99.1 to this report.

Business Overview

We are a Singapore-headquartered digital infrastructure holding company that builds and operates technology platforms in emerging markets. Our market entry strategy centers on digital identity infrastructure from which we expand into government technology, artificial intelligence (“AI”), cybersecurity, digital commerce, agritech and transaction-driven services. In 2025, we undertook a strategic transition from a business consulting and IT customization-led model to our proprietary Web 3.0 and blockchain-enabled platform, Tridentity, which is the identity layer for the platforms described below.

Historically, we derived a majority of our revenues from business consulting and IT customization services provided primarily to SMEs in Singapore. In 2025, we discontinued our business consulting services and significantly scaled back our IT customization operations to focus resources on our Web 3.0 activation and digital identity solutions and services. Tridentity, launched in December 2023, is a blockchain-based identity solution that provides secure single sign-on authentication to integrated third-party systems.

In May 2026, we reorganized as a multi-vertical holding company with five pillars: Tridentity Infrastructure Group (national digital identity infrastructure); TDTH Cybersecurity Group; TDTH AI & Intelligent Systems Group; TDTH Africa (government technology, digital commerce and transaction infrastructure partnerships in African markets); and TDTH Agritech (technology-enabled agricultural infrastructure). Our active initiatives under the first four pillars are described below, while TDTH Agritech remains in its early planning and strategic development phase.

Tridentity Infrastructure Group

We develop and operate national digital identity infrastructure for countries in emerging markets including Africa. Built on Tridentity, the infrastructure issues citizens a digital credential for identity verification and access to government, financial, telecommunications, healthcare and education services. Deployment proceeds through phased national rollout and citizen enrollment, and we have initiated technical integration with telecommunications operators, financial institutions and public service portals. We are remunerated through a share of platform operating revenues, comprising e-KYC verification fees, institutional subscriptions and administrative transaction fees, with revenue-sharing terms to be determined under the relevant partnership agreements and implementing regulations.

TDTH Africa

In December 2025, we established Trident Aliska Digital Tech Ghana Ltd (“Trident Aliska”), a 50/50 joint venture with Aliska Business Advisory and Research Limited (“Aliska”) and announced the definitive joint venture arrangements in April 2026. We are responsible for technology development, platform engineering and technical system management; while Aliska is responsible for project research, design, government approvals and permits, and project funding. In April 2026, Trident Aliska signed an agreement with the Ghana Revenue Authority (the “GRA”) to deploy a digital tax platform for micro, small and medium-sized enterprises (“MSMEs”), with nationwide deployment announced for June 2026. The platform, branded Sikaflow, combines digital commerce, business management, tax automation, financial record creation and financial services enablement in a single platform accessible through Android, iOS, web, POS terminals and USSD. Trident Aliska earns a contractual commission on taxes collected and remitted through the platform, a share of point-of-sale device leasing and transaction processing fees, and fees from adjacent services including business registration, annual renewals, insurance distribution and pension administration.

TDTH Cybersecurity Group

In April 2026, our Singapore subsidiary, Trident Digital Tech Pte. Ltd., entered into a reseller agreement with Memcyco Inc. (“Memcyco”), a U.S.-based provider of real-time digital impersonation, phishing and account-takeover prevention software, under which we distribute Memcyco’s products to enterprise and government customers in the Asia-Pacific region.

TDTH AI & Intelligent Systems Group

In May 2026, we entered into a binding letter of intent with Digital Innovations Group, Inc. (“DIG”), a U.S. company that owns the IRMA AI Engine, an enterprise AI platform for marketing automation, customer engagement, workflow automation, analytics and decision support. In June 2026, we launched TDTHAI, our enterprise AI initiative, in the Asia-Pacific region and Africa. On June 30, 2026, we entered into an agreement to make a strategic equity investment in DIG, as described under “Recent Developments” below. In August 2026, we executed a joint venture agreement with DIG to establish IRMA Asia Pte. Ltd. (“IRMA Asia”), a Singapore-based 50/50 joint venture to commercialize the IRMA Engine as IRMA Engine Asia across Asia, the Middle East and Africa. DIG licenses the IRMA technology and retains ownership of the underlying intellectual property. Our initial target markets are Singapore, Malaysia, Vietnam, the Middle East and Africa.

Recent Developments

On June 30, 2026, we entered into an exchange agreement with DIG to acquire 990,000 shares of DIG common shares, representing approximately 9.9% of DIG’s outstanding common shares, in exchange for Class B ordinary shares with a total value of US$2,000,000. The agreement provided for the closing of the transaction to occur on July 17, 2026, subject to the satisfaction of the conditions precedent set forth therein. The Class B ordinary shares are issuable in four quarterly tranches of US$500,000 each, with the number of shares in each tranche determined by reference to the five-day volume-weighted average price of our Class B ordinary shares on Nasdaq immediately preceding each applicable issuance date.

On June 30, 2026, we entered into a share subscription agreement with Mr. Soon Huat Lim, our founder, Chairman and Chief Executive Officer, pursuant to which Mr. Lim agreed to convert approximately US$8.0 million of outstanding indebtedness owed by us to him into 901,408,450 restricted Class B ordinary shares (on a pre-Share Consolidation (as defined below) basis), at a conversion price of US$0.008875 per share, determined based on the closing price of our ADSs on June 18, 2026.

On July 16, 2026, the Company terminated its American depositary receipt program and effected a mandatory exchange of all outstanding ADSs for the underlying Class B ordinary shares. In connection with the termination, the Company effected a 240-for-1 share consolidation of its ordinary shares. Following the share consolidation, each ADS was automatically cancelled and exchanged for one Class B ordinary share, par value US$0.0024 per share. The Class B ordinary shares are now listed on the Nasdaq Capital Market under the symbol “TDTH.”

In September 2026, we completed two equity financings, issuing an aggregate of 50,000,000 Class B ordinary shares for total gross proceeds of US$23.0 million, as described under “Liquidity and Capital Resources” below.

Key Factors Affecting Our Results of Operations

We believe the growth and future success of our business depend on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address to sustain our growth.

Expanding our solutions and services

We may continue to expend resources in the development of offerings across our five strategic pillars described above. Our ability to successfully develop and monetize new services and features may depend on a number of factors, including the availability of capital to invest in innovation, the effectiveness of our marketing efforts, competition, pricing, and our clients’ satisfaction and spending.

Acquiring new clients

Sustaining continued revenue growth relies on the adoption of our solutions by new clients. We will continue to invest in our solutions and introduce new services and features. We plan to continue winning new clients by investing in our salesforce, improving the awareness of our brands and solutions, and building new partnerships and integrations.

Expanding into new verticals and new markets

We intend to expand into new verticals and sub-verticals with a particular focus on those with low digital adoption and growing usage of software solutions. We believe there is a significant need for our solutions and services on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We think these verticals and markets provide an attractive opportunity to introduce our solutions and services and drive adoption.

Continued investment in innovation and growth

We have made substantial investments in research and development and sales and marketing to achieve a leadership position in our market and grow our revenues and client base. We intend to continue to invest in research and development to build new capabilities and maintain the core technology underpinning our solutions and services. In addition, we expect to increase investment in sales and marketing to broaden our reach with new clients at home and abroad and deepen our penetration with existing clients. We are in the process of increasing our general and administrative spending to support our growing operations and operate as a public company. With our revenue growth objectives, we expect to continue to make such investments for the foreseeable future.

Key Components of Our Results of Operations

Revenues

Historically, we derive revenues principally from providing business consulting services and IT customization services. The services we provide are essentially similar in terms of the nature of such services, the type of customers served, the delivery methods and the nature of the regulatory environment.

In 2025, we substantially scaled back these legacy operations. We discontinued our business consulting services, scaled back our IT customization operations to focus resources on our Web 3.0 activation and digital identity solutions and services.

While Tridentity has begun to generate revenue with notable period-over-period growth, its current revenue scale remains limited, as commercial deployment only commenced during the period. For the six months ended June 30, 2026 and 2025, we generated revenues of approximately US$0.38 million and US$0.04 million, respectively. Revenues from IT customization services and ticket sales accounted for 99.2% and 0.8% of our total revenues for the six months ended June 30, 2026, respectively, and for 60.4% and 39.6% of our total revenues for the six months ended June 30, 2025, respectively. We incurred a net loss of approximately US$12.73 million and US$11.27 million for the six months ended June 30, 2026 and 2025, respectively.

Cost of Revenues

Cost of revenues represents costs and expenses incurred to generate revenues. Our cost of revenues primarily consists of (i) fees paid to service suppliers, such as outsourcing service cost, (ii) direct labor costs, and (iii) miscellaneous costs.

Operating expenses

Operating expenses include general and administrative expenses, selling and marketing expenses and research and development expenses. General and administrative expenses mainly consist of (i) share-based compensation expenses, (ii) salary and social welfare expenses for the management team, (iii) professional service fees, (iv) rental cost for offices, and (v) depreciation expenses. Our selling and marketing expenses mainly consist of (i) salary and social welfare expenses for the marketing team, and (ii) advertising costs and market promotion expenses. Our research and development expenses mainly consist of (i) system development expenses for a digital identity system; (ii) salary and social welfare expenses to the development team and (iii) outsource service fees.

Other income, net

Other income, net, mainly consists of (i) gain on fair value change, (ii) share of loss from equity method investment, (iii) government subsidies, and (iv) interest expenses.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations and comprehensive loss for the six months ended June 30, 2026 and 2025, respectively.

Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

	For the six months ended June 30,		Variances
	2026	2025	Change in amount	% of change
Revenues	$384,471	$36,612	$347,859	950.12%
Cost of revenues	(27,592)	(18,969)	(8,623)	45.46%
Gross profit	356,879	17,643	339,236	1,922.78%
Selling and marketing expenses	(215,655)	(380,898)	165,243	(43.38)%
General and administrative expenses	(11,450,168)	(10,517,607)	(932,561)	8.87%
Research and development expenses	(701,874)	(447,369)	(254,505)	56.89%
Total operating expenses	(12,367,697)	(11,345,874)	(1,021,823)	9.01%
Loss from operations	(12,010,818)	(11,328,231)	(682,587)	6.03%
Total other (expenses)/income, net	(801,749)	56,683	(858,432)	(1,514.44)%
Loss before income tax expense	(12,812,567)	(11,271,548)	(1,541,019)	13.67%
Income tax benefits	85,269	-	85,269	N/A %
Net loss	$(12,727,298)	$(11,271,548)	$(1,455,750)	12.92%

 Revenues

The breakdown of revenues by revenue streams for the six months ended June 30, 2026 and 2025 is summarized below:

	For the six months ended June 30,		Variances
	2026	2025	Amount	%

IT customization	$381,339	22,106	359,233	1,625%
(i) IT consulting	374,564	17,096	357,468	2,091%
(ii) Management software	6,775	5,010	1,765	35%
Others	3,132	14,506	(11,374)	(78)%
Total revenues	$384,471	36,612	347,859	950%

Our revenues increased by 950% from US$0.04 million for the six months ended June 30, 2025, to US$0.38 million for the six months ended June 30, 2026. The increase in revenue was primarily attributable to higher IT customization revenue driven by the addition of a new digitalization service. The service involves providing digitalization support for the planning and development of a mobile and/or web-based application. IT customization revenue increased from US$0.02 million for the six months ended June 30, 2025 to US$0.38 million for the six months ended June 30, 2026. At the same time, we continued to allocate more resources to the Tridentity platform, digital identity system and MSME digital formalization platform, which our management views as the core growth areas for its long-term strategy in the future. This realignment allows us to concentrate on expanding our presence in Tridentity, positioning us to capture new opportunities in a rapidly advancing digital ecosystem.

Cost of Revenues

The breakdown of cost of revenues for the six months ended June 30, 2026 and 2025 is summarized below:

	For the six months ended June 30,		Variances
	2026	2025	Amount	%

Direct labor costs	$20,899	$14,246	6,653	46.70%
Service fees	6,388	4,723	$1,665	35.25%
Miscellaneous cost	305	-	305	N/A
Total cost of revenues	$27,592	$18,969	$8,623	45.46%

Our cost of revenues increased by 45.5% from US$18,969 for the six months ended June 30, 2025 to US$27,592 for the six months ended June 30, 2026, primarily due to an increase in direct labor costs from US$14,246 for the six months ended June 30, 2025 to US$20,899 for the six months ended June 30, 2026 as a result of the increase in IT consulting projects, and the increase in service fee costs of US$1,665 in line with the increase in revenues.

Gross profit and margin

As a result of the factors described above, we recorded a gross profit of US$0.36 million and US$0.02 million for the six months ended June 30, 2026 and 2025, representing gross profit margin of 92.8% and 48.2%, respectively. The increase in gross profit margin was primarily due to the addition of a new digitalization service. Revenue from this service increased significantly in the first half of 2026, while the related cost of revenues increased only modestly, as the underlying research and development was completed in prior periods and the service is primarily delivered using the completed platform with limited incremental labor cost.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses decreased from US$0.38 million for the six months ended June 30, 2025 to US$0.22 million for the six months ended June 30, 2026. The decrease was primarily due to lower spending on marketing and advertising driven by cost reduction efforts.

General and administrative expenses

Our general and administrative expenses increased from US$10.52 million for the six months ended June 30, 2025 to US$11.45 million for the six months ended June 30, 2026. The increase was primarily due to (i) a US$0.53 million increase in share-based compensation expenses, and (ii) a US$0.40 million increase in professional service fees related to corporate positioning and development consulting services.

Research and development expenses

Our research and development expenses increased from US$0.45 million for the six months ended June 30, 2025 to US$0.70 million for the six months ended June 30, 2026, primarily due to an increase in wages and salaries for Sikaflow research and development in Ghana.

Other (expenses)/income, net

Other (expenses)/income, net mainly consists of (i) gains on fair value change of long-term investment and derivative liability, (ii) interest expenses, (iii) share of loss from equity method investment, and (iv) government subsidies. Our other (expenses)/income, net changed from income of US$0.06 million for the six months ended June 30, 2025 to loss of US$0.80 million for the six months ended June 30, 2026, primarily due to (i) US$2.03 million increase in interest expenses primarily resulting from convertible note, borrowings from bank and other financial institution, (ii) US$0.32 million increase in share of loss from equity method investment, partially offset by US$1.51 million gain from fair value change of derivative liability.

Net loss

As a result of the foregoing, we incurred a net loss of US$12.73 million in the first half of 2026 and US$11.27 million in the first half of 2025, respectively.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Our subsidiaries incorporated in Singapore are subject to the prevailing Singapore Corporate Tax of 17%. With effect from the year of assessment 2020, other than certain new start-up companies, 75% of up to the first S$10,000, and 50% of up to the next S$190,000 of a company’s chargeable income (otherwise subject to normal taxation) is exempt from corporate tax. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

DRC

Trident Digital Tech (DRC) Africa Sas (“Trident DRC”) is incorporated in the Democratic Republic of Congo and is subject to a statutory corporate income tax rate of 30% on its taxable income.

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization expenses, share-based compensation expense, share of loss from equity method investment and gains on fair value change. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

	For the six months Ended June 30,
	2026	2025
Net loss	$(12,727,298)	$(11,271,548)
Add:
Financial expenses, net	2,036,740	5,442
Income tax benefit	(85,269)	-
Depreciation and amortization(1)	38,761	30,412
Share-based compensation expenses	7,384,559	6,856,485
Gains on fair value change	(1,512,221)	-
Share of loss from equity method investment	319,017	-
Adjusted EBITDA	(4,545,711)	(4,379,209)

Notes:

(1)	Depreciation and amortization expenses primarily consist of depreciation related to property and equipment, as well as amortization related to leasehold improvements.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities, capital contributions from shareholders and loans from banks. As of June 30, 2026 and December 31, 2025, we had cash of US$0.08 million and US$0.15 million, and total working capital deficit of US$5.98 million and US$4.77 million, respectively.

We incurred net loss of US$12.73 million in the first half of 2026 and US$11.27 million in the first half of 2025, respectively. Net cash used in operating activities were US$4.88 million and US$3.65 million for the six months ended June 30, 2026 and 2025, respectively. Accumulated deficits were US$49.79 million as of June 30, 2026.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient funding, we could be required to delay our development efforts and limit activities, which could adversely affect our business and the consolidated financial statements.

Subsequent to June 30, 2026, we completed a registered direct offering on September 29, 2026, issuing 30,000,000 Class B ordinary shares at US$0.50 per share and raising gross proceeds of US$15.0 million. In addition, on September 8, 2026, we completed a private placement to certain non-U.S. investors, issuing 20,000,000 Class B ordinary shares at US$0.40 per share and raising gross proceeds of US$8.0 million. Together, these financings raised approximately US$23.0 million in September 2026, compared to cash of only US$0.08 million as of June 30, 2026, and significantly improved our liquidity position and its ability to continue as a going concern. See Note 3 to the unaudited interim condensed consolidated financial statements for further details.

Note 3 to the unaudited interim condensed consolidated financial statements discloses all of the matters of which we are aware that are relevant to our ability to continue as a going concern for a reasonable period of time (defined as the time within one year after the date that the financial statements are issued, or available to be issued, where applicable), including significant conditions and events, and management’s plans to mitigate the adverse effects of such conditions and events. There is no approved plan for liquidation and liquidation is not being forced by any other party. As such, we believe that the going concern basis of accounting is appropriate.

Summary of Cash Flows

Six months ended June 30, 2026 Compared to Six months ended June 30, 2025

The following table summarizes our cash flows for the periods indicated:

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(4,883,016)	$(3,649,470)
Net cash used in investing activities	(1,710)	(7,925)
Net cash provided by financing activities	4,709,722	4,196,808
Effect of exchange rate changes	105,887	(548,908)
Net change in cash	(69,117)	(9,495)
Cash, at beginning of period	150,334	194,113
Cash, at end of period	$81,217	$184,618

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026 was US$4.88 million, primarily attributable to (i) our net loss of US$12.73 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised share-based compensation of US$7.38 million, interest accrual and amortization of discount for convertible note of US$1.86 million, share of loss from equity method investment of US$0.32 million, depreciation of right-of-use assets of US$0.25 million, depreciation and amortization of US$0.04 million, gains on fair value change of long-term investment and derivative liability of US$1.51 million and deferred tax benefits of US$0.09 million; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$0.27 million, (b) an increase in amounts due from a related party of US$0.92 million due to the increase in payment made on behalf of a related party, and partially offset by: (c) an increase in accrued expenses and other current liabilities of US$0.66 million primarily due to the increase in unpaid wages and interest payable; and (d) an increase in accounts payable of US$0.17 million.

Net cash used in operating activities for the six months ended June 30, 2025 was US$3.65 million, primarily attributable to (i) our net loss of US$11.27 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised non-employee share-based compensation of US$6.86 million, depreciation of right-of-use assets of US$0.19 million, allowance for expected credit loss of US$0.01 million and depreciation and amortization of US$0.02 million; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) a decrease in operating lease liabilities of US$0.19 million, and partially offset by: (b) an increase in amounts due to related parties of US$0.29 million from the maintenance service provided by the related parties, (c) a decrease in other non-current assets of US$0.24 million, primarily due to the utilization of prepaid professional services, (d) an increase in deferred revenue of US$0.13 million.

 Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was US$1,710, which was primarily attributable to the purchase of property and equipment in the amount of US$1,710, mainly expenditure on computer equipment.

Net cash used in investing activities for the six months ended June 30, 2025 was US$7,925, which was primarily attributable to the purchase of property and equipment in the amount of US$7,925, mainly expenditure on computer equipment.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 was US$4.71 million, which primarily comprised of (i) loans from related parties of US$6.58 million, (ii) proceeds from short-term bank loans of US$0.68 million, partially offset by (i) repayment of loans from related parties of US$2.52 million and (ii) repayments of long-term bank loans of US$0.03 million.

Net cash provided by financing activities for the six months ended June 30, 2025 was US$4.20 million, which primarily comprised of loans from related parties of US$4.24 million, partially offset by (i) repayments of long-term bank loans of US$0.03 million and (ii) repayment of loans from related parties of US$0.01 million.

Capital Expenditures

Our capital expenditure is primarily incurred for purposes of purchasing office and electric equipment and investments in office renovation. Our capital expenditure was US$1,710 and US$7,925 for the six months ended June 30, 2026 and 2025, respectively. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of June 30, 2026, are payable as follows:

Lease Payments
For the remaining period of 2026	272,474
2027	394,643
2028	70,000
Total lease payments	$737,117

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this report. When reviewing our financial statements, you should consider:

(1)	our selection of critical accounting policies;

(2)	the judgments and other uncertainties affecting the application of such policies;

(3)	the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) credit losses; (ii) revenue recognition; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our unaudited interim condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include valuation allowance of deferred tax assets, fair value of long-term investment and derivative liability.

Fair value measurements of financial instruments

We measure certain financial instruments at fair value on a recurring basis. For long-term investment accounted for using fair value option and derivative liability, we estimate their fair value on each reporting date. We estimate the financial instruments’ fair value in accordance with the principles of ASC 820 and recognize the fair value change in the consolidated statements of comprehensive loss accordingly. These judgments include valuation methods and key valuation assumptions and estimates. Changes in these estimates and assumptions could materially affect the fair value of such financial instruments. See Note 7 and Note 14 of the Notes to the Unaudited Condensed Consolidated Financial Statements for information regarding method and key assumptions used for fair value measurements of such financial instruments.

Valuation of deferred tax assets

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we will not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of June 30, 2026 and December 31, 2025, the Company’s deferred tax assets, net of valuation allowances of US$5.99 million and US$5.23 million, were US$0.55 million and US$0.77 million, respectively. After offsetting deferred tax liabilities of US$0.37 million and US$0.68 million, respectively, the net deferred tax assets recognized on the consolidated balance sheets were US$0.17 million and US$0.09 million as of June 30, 2026 and December 31, 2025, respectively.

Recent Accounting Standards

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an EGC does not need to comply with any new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Recent adopted accounting standard

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for public business entity for annual fiscal years beginning after December 15, 2024, and for all other entities for annual period beginning after December 15, 2025. Early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. As an emerging growth company (“EGC”) under the JOBS Act, the Group intends to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. We adopted ASU No. 2023-09 from the period beginning from January 1, 2026, which resulted in changes in income tax related disclosures. Refer to Note 10 taxation for further information.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. We are currently evaluating the impact that the adoption of these standards will have on our Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. We do not expect to adopt this guidance early and do not expect the adoption of this ASU to have a material impact on our future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2025-12 will have on its future consolidated financial statements and related disclosures.

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and our shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

We are exposed to interest rate risk while we have bank loans. Although interest rates for our loans are about fixed for the terms of the loans, the interest rates are subject to change upon renewal.

Foreign currency translation and transaction

Two of our operating entities’ functional currency are SGD. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among SGD and USD. If the SGD depreciates against the USD, the value of our SGD revenues, earnings, and assets as expressed in our USD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. Currently, these risks are not material to our financial condition or results of operations. As we expand internationally, our exposure to foreign currency translation and transaction risks may become more significant.